

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 27, 2023**
> **File No. 333-269043**

Dear Wai Hong Lao:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed January 27, 2023

Risk Factors, page 19

1. We note your revised disclosure that "the bank account of Galaxy Payroll Group Limited had not been opened until November 15, 2022." Please revise your prospectus to disclose the risks associated with offering the securities of a holding company that historically has not maintained a bank account separate from its subsidiaries, or alternatively provide us with your analysis as to why such risks are not material. Please refer to comment 2 in our letter dated October 13, 2022.

2.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

General

3.   We note your response to comment 3, as well as your revised disclosure on the resale prospectus cover page that "[a]ny sales will occur from time to time at prevailing market prices or in privately negotiated prices." On the resale prospectus cover page, please also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

4.   According to your filing fee table the registration statement covers 4,000,000 ordinary shares to be offered by the company and 960,000 ordinary shares to be offered by the selling shareholder. According to the prospectus and the legal opinion you also are offering up to 600,000 ordinary shares to the underwriter. Please revise your filing fee table accordingly, or advise.

    You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.